# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Beam Therapeutics Inc., CIK 0001745999
CUSIP: 07373V105
Title of class of securities: Common Stock par value $0.01 per share
Address of issuer's principal executive offices: 238 Main Street, Cambridge, Massachusetts (MA), 02142
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001072613-21-000065
Filed by CIK 0001666306

## Reporting persons
- ARCH Venture Fund IX, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,540,132; sole dispositive power 0; shared dispositive power 4,540,132; aggregate amount beneficially owned 4,540,132 (5.5% of the class)
- ARCH Venture Fund IX Overage, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,540,132; sole dispositive power 0; shared dispositive power 4,540,132; aggregate amount beneficially owned 4,540,132 (5.5% of the class)
- ARCH Venture Partners IX, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,540,132; sole dispositive power 0; shared dispositive power 4,540,132; aggregate amount beneficially owned 4,540,132 (5.5% of the class)
- ARCH Venture Partners IX Overage, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,540,132; sole dispositive power 0; shared dispositive power 4,540,132; aggregate amount beneficially owned 4,540,132 (5.5% of the class)
- ARCH Venture Partners IX, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,540,132; sole dispositive power 0; shared dispositive power 4,540,132; aggregate amount beneficially owned 4,540,132 (5.5% of the class)
- Keith Crandell: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 17,730; shared voting power 4,540,132; sole dispositive power 17,730; shared dispositive power 4,540,132; aggregate amount beneficially owned 4,557,862 (5.5% of the class)
- Clinton Bybee: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 10,498; shared voting power 4,540,132; sole dispositive power 10,498; shared dispositive power 4,540,132; aggregate amount beneficially owned 4,550,630 (5.5% of the class)
- Robert Nelsen: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 60,615; shared voting power 4,540,132; sole dispositive power 60,615; shared dispositive power 4,540,132; aggregate amount beneficially owned 4,600,747 (5.6% of the class)

## Item 1. Issuer
Name of issuer: Beam Therapeutics Inc.
Address of issuer's principal executive offices: 238 Main Street, Cambridge, MA 02142

## Item 2. Person Filing
Name of person filing: ARCH Venture Fund IX, L.P. ("AVF IX"); ARCH Venture Partners IX, L.P. ("AVP IX LP"); ARCH Venture Partners IX, LLC ("AVP IX LLC"); ARCH Venture Fund IX Overage, L.P. ("AVF IX Overage"); ARCH Venture Partners IX Overage, L.P. ("AVP IX Overage GP") (collectively, the "Reporting Entities" and individually, each a "Reporting Entity"); and Keith Crandell ("Crandell"), Robert Nelsen ("Nelsen") and Clinton Bybee ("Bybee") (collectively, the "Managing Directors" and individually, each a "Managing Director"). The Reporting Entities and the Managing Directors collectively are referred to as the "Reporting Persons".
Address of principal business office or, if none, residence: 8755 W. Higgins Avenue, Suite 1025, Chicago, IL 60631
Citizenship: Each of AVF IX, AVP IX LP, AVF IX Overage and AVP IX Overage GP, are limited partnerships organized under the laws of the State of Delaware. AVP IX LLC is a limited liability company organized under the laws of the State of Delaware. Each Managing Director is a US citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: AVF IX is the record owner of 2,270,067 shares of Common Stock (the "AVF IX Shares") as of December 31, 2024. AVP IX LP, as the sole general partner of AVF IX, may be deemed to beneficially own the AVF IX Shares. AVF IX Overage is the record owner of 2,270,065 shares of Common Stock (the "AVF IX Overage Shares"; combined with the AVF IX Shares, the "Record Shares") as of December 31, 2024. AVP IX Overage GP, as the sole general partner of AVF IX Overage, may be deemed to beneficially own the AVF IX Overage Shares. AVP IX LLC, as the sole general partner of AVP IX LP and AVP IX Overage GP, may be deemed to beneficially own the Record Shares. As managing directors of AVP IX LLC, each Managing Director may also be deemed to share the power to direct the disposition and vote of the Record Shares. In addition, as of December 31, 2024, Crandell is a holder of 17,730 Shares of Common Stock, Bybee and his related trusts are the holder of 10,498 shares of Common Stock, and Nelsen and his related trusts are the holder of 60,615 shares of Common Stock.
Percent of class: See line 11 of the cover sheets. The percentages set forth on the cover sheet for each Reporting Person is based upon 82,805,627 shares of common stock outstanding as of October 29, 2024, as reported on the Issuer's Form 10-Q as filed with the Securities and Exchange Commission on November 5, 2024.
Sole power to vote or to direct the vote: See line 5 of the cover sheets.
Shared power to vote or to direct the vote: See line 6 of the cover sheets.
Sole power to dispose or to direct the disposition: See line 7 of the cover sheets.
Shared power to dispose or to direct the disposition: See line 8 of the cover sheets.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- ARCH Venture Fund IX, L.P.: ARCH Venture Partners IX, L.P., its General Partner (02/14/2025)
- ARCH Venture Fund IX, L.P.: ARCH Venture Partners IX, LLC, its General Partner (02/14/2025)
- ARCH Venture Fund IX, L.P.: /s/ Mark McDonnell, * Mark McDonnell, as Attorney-in-Fact for Keith Crandell, Managing Director (02/14/2025)
- ARCH Venture Fund IX Overage, L.P.: ARCH Venture Partners IX Overage, L.P., its General Partner (02/14/2025)
- ARCH Venture Fund IX Overage, L.P.: ARCH Venture Partners IX, LLC, its General Partner (02/14/2025)
- ARCH Venture Fund IX Overage, L.P.: /s/ Mark McDonnell, * Mark McDonnell, as Attorney-in-Fact for Keith Crandell, Managing Director (02/14/2025)
- ARCH Venture Partners IX, L.P.: ARCH Venture Partners IX, LLC, its General Partner (02/14/2025)
- ARCH Venture Partners IX, L.P.: /s/ Mark McDonnell, * Mark McDonnell, as Attorney-in-Fact for Keith Crandell, Managing Director (02/14/2025)
- ARCH Venture Partners IX Overage, L.P.: ARCH Venture Partners IX, LLC, its General Partner (02/14/2025)
- ARCH Venture Partners IX Overage, L.P.: /s/ Mark McDonnell, * Mark McDonnell, as Attorney-in-Fact for Keith Crandell, Managing Director (02/14/2025)
- ARCH Venture Partners IX, LLC: /s/ Mark McDonnell, * Mark McDonnell, as Attorney-in-Fact for Keith Crandell, Managing Director (02/14/2025)
- Keith Crandell: /s/ Mark McDonnell, * Mark McDonnell, as Attorney-in-Fact for Keith Crandell (02/14/2025)
- Clinton Bybee: /s/ Mark McDonnell, * Mark McDonnell, as Attorney-in-Fact for Clinton Bybee (02/14/2025)
- Robert Nelsen: /s/ Mark McDonnell, * Mark McDonnell, as Attorney-in-Fact for Robert Nelsen (02/14/2025)
Comment: * This Schedule 13G was executed by Mark McDonnell pursuant to a Power of Attorney filed as Exhibit 24 to the Form 3 relating to the beneficial ownership of shares of Beam Therapeutics, Inc. by the Reporting Persons filed with the Securities Exchange Commission on February 5, 2020 and incorporated herein in its entirety by reference.